11409 Valley View Road Eden Prairie, MN 55344-3617 www.nve.com

NVE Corporation
Conflict Minerals Report
for the year ended December 31, 2016

Introduction
     We are filing this Conflict Minerals Report for the year ended December 31, 2016 pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1).

Our policy
     Our policy is that we will not knowingly purchase raw material items that contain “Conflict Minerals” that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or the following adjoining countries: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania, or Angola.

     Conflict Minerals are defined in Section 1502(e)(4) of the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act, and are currently identified as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. We consider gold, tantalum, tin, and tungsten necessary to the functionality or production of certain of our products.

     We are working with our suppliers to ensure our suppliers are aware of our policy and have urged our suppliers to support this policy. Our policy is to take continuous practical action to seek to ensure that materials from the conflict region do not enter our supply chain or products by obtaining certification of origin for materials covered by this policy.

Due Diligence Performed
     We have performed a Reasonable Country of Origin Inquiry (“RCOI”). The inquiry was designed to determine whether our Conflict Minerals either did not originate in the DRC or an adjoining country or came from recycled or scrap sources. We apply reasonable skepticism and judgment in assessing statements from suppliers and look for discrepancies such as omissions of Conflict Minerals and locations of the supplier.

     We have taken a number of steps to exercise due diligence on the source and chain of custody of Conflict Minerals. Our due diligence is designed to be consistent with the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (“EICC-GeSI”) approach. These steps include:
•	We adopted a Conflict Minerals Policy / Position governing the supply chain of Conflict Minerals.
•	Based on our RCOI, we have notified relevant suppliers to ensure they are aware of our Conflict Minerals Policy and have urged our suppliers to support this policy.
•	Our policy is available to our customers and suppliers from our Website, has been provided to appropriate NVE employees, and sent to customers and suppliers on request.
•	We designated an employee responsible for Conflict Minerals Policy compliance with the authority to conduct due diligence as necessary.
•	We have performed due diligence on the source and chain of custody of the Conflict Minerals that are included in our products and for which, based on our RCOI, we have reason to believe may have originated in the DRC or an adjoining country and may not have come from recycled or scrap sources.

•	We have an established process to obtain information from our suppliers concerning the origins of the metals used in the manufacture of our products.
•	We require suppliers of items that may contain Conflict Minerals to complete a EICC-GeSI Conflict Minerals reporting template.
•	All of our suppliers of items containing Conflict Minerals have provided some or all of EICC-GeSI Conflict Minerals reports, DRC “conflict-free” designations from a recognized industry group, independent audits of a processing facility’s supply chain, or other certifications or audits.

Products
    We identified the following products we manufactured or contract to manufacture that may contain necessary Conflict Minerals during the reporting period: sensors, couplers, peripheral integrated circuits, evaluation kits, printed circuit boards, and evaluation boards.

Due Diligence Results
     All of our suppliers have provided the reports we require of them, however not all of our suppliers have complete information from their suppliers. Therefore, despite the due diligence described above, we have not yet been able to determine all of the facilities used to process the necessary Conflict Minerals in our products or the countries of origin of all of the necessary Conflict Minerals in our products. Based on our RCOI and due diligence, however, we believe the great majority of the Conflict Minerals in our products either (i) did not originate in the DRC or an adjoining country, (ii) came from recycled or scrap sources, or (iii) came from smelters or refiners determined to be compliant with the EICC-GeSI Conflict-Free Smelter Program assessment protocols.

     Based on our RCOI and due diligence:
•	We believe that all of our raw material metals did not originate in the DRC or an adjoining country or came from recycled or scrap sources.
•	We believe all Conflict Minerals used by our packaging vendors to manufacture our sensors, couplers, and peripheral integrated circuit products did not originate in the DRC or an adjoining country or came from recycled or scrap sources.

•	We believe all materials used by printed circuit board manufacturers and the components on those printed circuit boards did not originate in the DRC or an adjoining country or came from recycled or scrap sources.

•	Some of our suppliers of “foundry wafers” used in some products, and some suppliers of certain components used in our evaluation boards, have reported Conflict Minerals originating in the DRC or an adjoining country, although the majority of those were from smelters or refiners determined to be compliant with the EICC-GeSI Conflict-Free Smelter Program assessment protocols. However, there are a small number of Conflict Mineral sources for which our suppliers have not provided definitive documentation of origin, representing an extremely small amount of material. The suppliers of those items have indicated they will continue their due diligence to definitively determine all of the facilities used to process Conflict Minerals. We are also seeking alternate suppliers for such foundry wafers and components.

Future Due Diligence
     We plan to continue to take practical action to seek to ensure that materials from the conflict region do not enter our supply chain or products.

Forward-Looking Statements
     Some of the statements made in this report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the reform act. Forward-looking statements may be identified by the use of the terminology such as may, will, expect, anticipate, intend, believe, estimate, should, or continue, or the negatives of these terms or other variations on these words or comparable terminology. Statements that relate to future plans or events are forward-looking statements that are subject to certain risks and uncertainties including, among others, the risk factors listed from time to time in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and other reports filed with the SEC.